One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
NICHOLAS S. DILORENZO nicholas.dilorenzo@dechert.com +1 617 728 7171 Direct +1 617 275 8364 Fax

May 21, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. John Grzeskiewicz

Re:	William Blair Funds (the “Registrant”)

Proxy Statement/Prospectus on Form N-14

(File No. 333-255350)

Dear Mr. Grzeskiewicz:

This letter responds to the comments you provided to me in a telephonic discussion on May 17, 2021. These comments pertain to your review of the Registrant’s Proxy Statement/Prospectus on Form N-14 (the “Registration Statement”) related to the reorganization (the “Reorganization”) of the ICM Small Company Portfolio (the “Target Fund”), a series of The Advisors’ Inner Circle Fund (the “Target Fund Trust”), into the William Blair Small Cap Value Fund, a series of the Registrant (the “Acquiring Fund”), as filed with the U.S. Securities and Exchange Commission (“SEC”) on April 19, 2021. We have reproduced your comment below, followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Comment 1.    Comparison of the Target and the Acquiring Fund – Comparison of Fees and Expenses: The footnote labelled “*” to the “Annual Fund Operating Expenses” table states that “The Management Fee has been restated to reflect a reduction to 0.75% of average daily net assets effective March 1, 2021.” Please disclose the Acquiring Fund’s management fee rate prior to the March 1, 2021 reduction.

Response 1:     In response to this comment, the Registrant revised footnote “*” to the “Annual Fund Operating Expenses” table as follows:

“The Management Fee has been restated to reflect a reduction from 0.95% to 0.75% of average daily net assets effective March 1, 2021.

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7171 if you wish to discuss this correspondence further.

Sincerely,

/s/ Nicholas Di Lorenzo

Nicholas Di Lorenzo

cc:	Robert Toner, William Blair Funds

Andrew Pfau, William Blair Funds

Stephanie Capistron, Dechert LLP

Maureen Miller, Vedder Price P.C.